Exhibit 99.1

ASX Release:	MOKO SOCIAL MEDIA LIMITED

ABN 35 111 082 485
ASX: MKB

T: +61 2 9299 9690
F: +61 2 9299 9629
Suite 4 Level 9
MARKET UPDATE	341 George Street Sydney, NSW 2000
Australia
MOKO signs term sheet to acquire 80% of Tagroom.com	MOKOsocialmedia.com contact@MOKO.mobi

NEW YORK, September 29, 2014 – MOKO Social Media Limited (NASDAQ: MOKO, ASX: MKB) is pleased to announce that it has signed a binding term sheet to acquire Tagroom.com (http://tagroom.com). The consideration for the deal will be a combination of cash and shares in MKB, plus an option based incentive package to be issued against agreed performance targets over 2 years. The consideration to be paid for the acquisition will not have a material impact on the financial position or issued capital of MOKO and as such at the request of the vendors, it has been agreed to keep the commercial terms of the deal confidential. The transaction is effective as from October 1st.

The key Tagroom personnel will also agree a 2-year employment and management agreement with MOKO. Nirojan Yamunarajan, Tagroom’s chief operating officer will become a divisional head within the MOKO senior management team.

Tagroom is a news and entertainment service harnessing the social, mobile and visual technologies used by contemporary consumers. Tagroom publishes popular leisure content from across the internet such as viral and trending news, product discoveries and engaging videos.

In a year since the beta launch it has generated upwards of 5 million monthly page views. According to Alexa.com (an Amazon company that measures global internet traffic and user engagement), Tagroom.com also has exceptional user engagement with an average user spending more than 11 minutes on the site each day.

The addition of tagroom.com to MOKO’s portfolio is synergistic with its current sales to direct brands and agencies aiming to engage with young audiences through Tagroom’s creative suite of native advertising offerings.

MOKO is already targeting the 18-24 year old audience through REC*IT, its college sports and fitness app in 850+ colleges.

MOKO will start developing a dedicated native mobile App for Tagroom immediately and intends to cross-promote this to its key college audience by including links to Tagroom on REC*IT.

The acquisition of Tagroom also brings three new team members to the MOKO group. MOKO CEO Ian Rodwell said, “Nirojan Yamunarajan, Patrick Varden and Yasmin Walter are going to be an amazing injection of talent, style and creativity, and bring enormous insight into the world of viral media and shareable entertainment content for that important 18-30 year old age demographic.”

“I’m very pleased and excited to have tagroom.com as part of the MOKO portfolio of products, but even more excited to have Nirojan, Patrick and Yasmin join our development team.”

ENDS.

For more information contact:

Australia:	USA:
Rudi Michelson	Adam Handelsman
Monsoon Communications	SpecOps Communications
03 9620 3333	646 413 9401
rudim@monsoon.com.au	adam@specopscomm.com

About MOKO SOCIAL MEDIA Limited
MOKO identifies large user groups around common interests and provides them with tailored mobile applications with information relevant to that common interest. These are developed entirely by MOKO and then distributed at no charge to these groups and their members, in return for exclusive access and advertising rights.

MOKO’s flagship mobile app is REC*IT: an application that is launching to more than 850 colleges and universities across the US in the latter part of 2014 that provides information about campus sports and recreational activities. Whether students are spectators or participants of campus sports, clubs and societies, this app provides the specific information they need, together with social functionality such as team chat.

In May 2014 MOKO launched Bluenationreview.com (BNR), which has grown to become one of the most visited active political groups on Facebook in the US. A new non-partisan user-generated political App called VOYCIT will also soon be launched. In December 2014 MOKO will also launch a specialist running community app called RunHaven. RunHaven.com is for US recreational runners with event, training, dietary and other runner-relevant information. MOKO is also set to acquire 80% of Tagroom.com, a news and entertainment service harnessing social, mobile and visual technologies, which also has high engagement with the 18-30 year old demographic.

MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.